NEWS RELEASE

November 30, 2006	Release 08-2006

For immediate release

Western Copper Completes Acquisition of Lumina Resources

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: WRN) (“Western”) is pleased to announce that it has completed its previously announced acquisition of Lumina. Effective immediately, each Lumina share is exchanged for 1.00 Western share. Western will issue 21,301,442 common shares in connection with the acquisition.

A letter of transmittal containing instructions on how to receive Western share certificates will be mailed to each registered Lumina shareholder in the next few days.

In connection with the business combination, effective from November 30, 2006, Mr. Ross Beaty, former Chairman and Director of Lumina, will join Western’s board of directors and will serve as Co-Chairman with Mr. Dale Corman, who will also continue in his role as President and C.E.O of Western.

Western is a Canadian, precious metals and base metals exploration and development company. The Company’s focus is to acquire and develop to production gold, copper, and other strategic mineral assets in geopolitically stable regions.

On behalf of the board,
“Dale Corman”
F. Dale Corman
President and C.E.O.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla

Vice President, Corporate Development		Coordinator, Investor Relations

Ph: 604.684.9497 or 1.888.966.9555 (Toll Free)		E-mail: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM